ARRIS Town Hall
5 August 2015
Horsham, Pennsylvania
Filed by ARRIS Group, Inc. (SEC File No. 000-31254)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Pace plc
Date: August 5, 2015

Copyright 2015 –
ARRIS Enterprises, Inc. All rights reserved.
Important notes

5 August 2015
ARRIS Internal Confidential
No Offer or Solicitation
This communication is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law.
Important Additional Information Regarding the Transaction Filed With the SEC
It is expected that the shares of New ARRIS to be issued by New ARRIS to Pace shareholders under the scheme will be issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof. In connection with the issuance of New ARRIS shares to ARRIS stockholders pursuant to the merger that forms a part of the combination, New ARRIS has filed with the SEC a preliminary registration statement on Form S-4 that contains a prospectus of New ARRIS as well as a proxy statement of ARRIS relating to the merger that forms a part of the combination, which we refer to together as the Preliminary Form S-4/Proxy Statement.  The Preliminary Form S-4/Proxy
Statement is not complete and will be further amended.
INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY FORM S-4/PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE
SEC IN CONNECTION WITH THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE
TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. Those documents, if and when filed, as well as ARRIS’s and New ARRIS’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov, at ARRIS’s website at http://ir.arris.com. Security holders and other interested parties may also obtain, without charge, a copy of the Preliminary Form S-4/Proxy
Statement and other relevant documents by directing a request by mail to ARRIS Investor Relations, 3871 Lakefield Drive, Suwanee, GA 30024 or at
http://ir.arris.com. Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.
Participants in the Solicitation
ARRIS, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the Preliminary Form S-4/Proxy Statement. Information about the directors and executive officers of ARRIS is set forth in its Annual
Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 9, 2015. Other information regarding potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Preliminary Form S-4/Proxy
Statement. Pace and New ARRIS are each organized under the laws of England and Wales. Some of the officers and directors of Pace are residents of countries other than the United States. As a result, it may not be possible to sue Pace, New ARRIS or such persons in a non-US court for violations of US securities laws. It may be difficult to compel Pace, New ARRIS and their respective affiliates to subject themselves to the jurisdiction and judgment of a
US court or for investors to enforce against them the judgments of US courts.

Copyright 2015 –
ARRIS Enterprises, Inc. All rights reserved.
Well positioned for growth
•
Solid outlook for US Cable market
•
Telco demand pressures continue
•
Modest international growth in spite of strong US dollar
•
Pace acquisition closes
•
2016 –
Promising pipeline for growth
–
Expanding Gigabit services
–
Increasing demand for Wi-Fi solutions
–
DOCSIS 3.1 refresh cycle
–
NBN commercial launch
–
New projects with Liberty Global
–
Increased capital investment following announced industry M&A
•
Well positioned with every major service provider in the world
•
Solidly
profitable and poised for growth in 2016
5 August 2015

ARRIS Internal Confidential

Copyright 2015 –
ARRIS Enterprises, Inc. All rights reserved.
Our priorities
•
Stay true to our strategy
•
Maintain our global focus
•
Continue to power advanced services
•
Deepen existing customer relationships
•
Maintain share where we are strong; Gain share where there is opportunity
–
International, Telco, Satellite, Retail
•
Make ARRIS globally known and a preferred choice
•
Keep our small-company attitude
•
Close Pace acquisition and integrate swiftly and effectively --
with a
focus on Customer First
5 August 2015

ARRIS Internal Confidential

Copyright 2015 –
ARRIS Enterprises, Inc. All rights reserved.
ARRIS and Pace acquisition update
•
Announced proposed acquisition of Pace in April
•
Amended credit agreement that provides for improved terms and conditions and the Pace acquisition
•
Applied for regulatory approval in 6 jurisdictions
–
Received approval in Germany and South Africa
•
S-4 filed with SEC in early July
5 August 2015
ARRIS Internal Confidential

Copyright 2015 –
ARRIS Enterprises, Inc. All rights reserved.

Copyright 2015 –
ARRIS Enterprises, Inc. All rights reserved.
ARRIS and Pace acquisition
-
What’s Next
•
Responding to information requests from DOJ and foreign merger control regulators
•
Addressing comments received from SEC on Form S-4
•
Preparing Pace Scheme of Arrangement documents
•
Anticipating shareholder votes this fall
•
Integration planning underway
•
Anticipate close Q4 2015
•
Until closed must continue to act as separate companies
5 August 2015
ARRIS Internal Confidential

Copyright 2015 –
ARRIS Enterprises, Inc. All rights reserved.

Copyright 2015 –
ARRIS Enterprises, Inc. All rights reserved.
Background of Potential Tax Impact to
ARRIS Shareholders upon Pace Acquisition
•
Upon completion of the Pace acquisition,  ARRIS will effectively reincorporate and establish itself as a U.K. company.
•
All shares of ARRIS stock will be converted into shares of “New
ARRIS” on a one-for-one basis at the Close.
•
For existing shareholders
this is, in effect, selling current shares
and repurchasing shares in New ARRIS.
•
This applies to all ARRIS shareholders, not just employee
shareholders.
•
This share conversion will be a taxable event in the U.S. if there is a gain
in value.
•
Non-U.S. shareholders may or may not have a tax impact
associated with the acquisition depending on local country rules.
•
Unvested shares/units at the time of Close are not subject to this tax nor are shares held in a U.S. 401k plan.

5 August 2015
ARRIS Internal Confidential

Copyright 2015 –
ARRIS Enterprises, Inc. All rights reserved.
Potential Tax Impact to ARRIS
Shareholders

5 August 2015
•
Employees are strongly encouraged to seek personal tax advice for their unique situations.  ARRIS cannot provide tax advice.
•
The conversion of stock and subsequent tax documentation are between the shareholder and his/her broker.
•
For more information, refer to the following materials available on
iConnect:
–
Email from Vicki Brewster dated 15 July 2015.
–
Fact Sheet with FAQs and Appendix on country-specific information (for non-
U.S.)
–
Recorded webinar (approximately 25 minutes) dated 3 August 2015.
–
Copy of PowerPoint from 3 August 2015 webinar.
ARRIS Internal Confidential